cm



SECU 07001810 MMISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 34480

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Crown Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 California St Suite 4500
(No. and Street)

San Francisco (City) CA (State) 9411[illegible] (Zip Code)



SEC MAIL PROCESSING
RECEIVED
MAY 14 2007
WASH. D.C.
186
SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Adedze, Christian K.
(Name – *if individual, state last, first, middle name*)

105 West Main St, (Address) Cartersville (City) GA (State) 30120 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 24 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Henry Wolfgang Carter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Crown Capital LLC, as of 31 December, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



HELEN RAE SIMMS
Commission # 1566444
Notary Public - California
San Mateo County
My Comm. Expires Apr 2, 2009

Helen Rae Simms
Notary Public

Henry Wolfgang Carter
Signature

General Counsel & CCO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOBAL CROWN CAPITAL, LLC
Statement of Net Capital
For the Year Ended December 31, 2006

	Originally filed Focus 12/31/06	Audit 12/31/06	Change
Member's Capital December 31, 2006	$ 467,994	$ 494,289	$ 26,295
Subtract – Non Allowable Assets:			
Loans Receivable	321,427	301,203	(20,224)
Fixed Assets	32,975	37,115	4,140
Deposits	50,000	50,000	--
Tentative Net Capital	63,592	105,971	42,379
Haircuts	--	--	--
Net Capital	63,592	105,971	42,379
Minimum Net Capital	50,000	50,000	--
Excess Net Capital	$ 13,592	$ 55,971	$ 42,379
Aggregate Indebtedness	363,179	363,109	70
Ratio of Aggregate Indebtedness to Net Capital	5.71 to 1	3.43 to 1	

The 12/31/06 focus, as amended, agrees with the audited financials for the period then ended. The differences between the audited financials and the "originally filed" focus report are reconciled above.

The Noble Team
Jim Donovan
Certified Public Accountant
April 14, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34480

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Crown Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 California St Suite 4500
(No. and Street)

San Francisco (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)


SEC MAIL
RECEIVED
PROCESSING
MAY 14 2007
WASH, D.C.
186
SECTION

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Adedze, Christian K.
(Name – *if individual, state last, first, middle name*)

105 West Main St, (Address) Cartersville (City) GA (State) 30120 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Henry Wolfgang Carter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Crown Capital LLC, as of 31 December, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



HELEN RAE SIMMS
Commission # 1566444
Notary Public - California
San Mateo County
My Comm. Expires Apr 2, 2009

Henry Wolfgang Carter
Signature

General Counsel & CCO
Title

Helen Rae Simms
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOBAL CROWN CAPITAL, LLC
Statement of Net Capital
For the Year Ended December 31, 2006

	Originally filed Focus 12/31/06	Audit 12/31/06	Change
Member's Capital December 31, 2006	$ 467,994	$ 494,289	$ 26,295
Subtract – Non Allowable Assets:			
Loans Receivable	321,427	301,203	(20,224)
Fixed Assets	32,975	37,115	4,140
Deposits	50,000	50,000	--
Tentative Net Capital	63,592	105,971	42,379
Haircuts	--	--	--
Net Capital	63,592	105,971	42,379
Minimum Net Capital	50,000	50,000	--
Excess Net Capital	$ 13,592	$ 55,971	$ 42,379
Aggregate Indebtedness	363,179	363,109	70
Ratio of Aggregate Indebtedness to Net Capital	5.71 to 1	3.43 to 1	

The 12/31/06 focus, as amended, agrees with the audited financials for the period then ended. The differences between the audited financials and the "originally filed" focus report are reconciled above.

The Noble Team
Jim Donovan
Certified Public Accountant
April 14, 2007

END